DORATO RESOURCES INC.

#507, 837 West Hastings Street

Vancouver, BC  V6C 3N6

Tel:  604.685.1017

Fax:  604.685.5777

August 28th, 2006

MANAGEMENT DISCUSSION & ANALYSIS

This Management Discussion & Analysis should be read in conjunction with our consolidated financial statements and the accompanying notes for the six months ended July 31, 2006.  Except where otherwise noted, all dollar amounts are stated in US dollars. Additional information relating to Dorato Resources Inc. (“Dorato”) is available on SEDAR at www.sedar.com.

Overview

We were incorporated under the laws of the Province of British Columbia on May 26, 1981 under the name "Force Energy Ltd.".  On September 10, 1981, we changed our name to "Force Resources Ltd.".  On December 1, 1994, we subsequently changed our name to "Force Technologies Inc." in connection with a consolidation of our share capital on a five old shares for one new share basis.  On October 1, 1997, we changed our name to "Glassmaster Industries Inc." in connection with a forward split of our share capital on a one old share for two new shares basis.

Effective April 24, 1998, we continued our jurisdiction of registration from British Columbia, Canada to the State of Wyoming by filing a Certificate of Registration and Articles of Continuance in the office of the Secretary of State of Wyoming.

On January 19, 2000, we changed our name to "Interlink Systems Inc." in connection with a consolidation of our share capital on a ten old share for one new share basis.  On August 14, 2000, we changed our name from "Interlink Systems Inc." to "iQuest Networks Inc." in connection with the acquisition of our interest in iNoize.  We also concurrently effected a consolidation of our share capital on a one new share for two old shares basis.

Effective October 28th, 2003, our shares were consolidated on the basis of one new share for every four old shares, and the authorized share capital was subsequently increased from 25,000,000 common shares to 100,000,000 common shares.  In connection with the share consolidation, we changed our name to "Quest Ventures Inc.".

As part of our reorganization and change of business, we received shareholder approval at our annual meeting held on July 19th, 2005 to a consolidation of our shares and concurrent name change.  Accordingly, effective April 24th, 2006, our shares were consolidated on the basis of one new share for each two old shares.  In connection with the share consolidation, we also changed our name to “Dorato Resources Inc.”.

Effective August 21st, 2006, we continued our jurisdiction of incorporation into British Columbia from Wyoming.

Our Business

As a result of disappointing results from operations of our music transfer business through iNoize.com Software Ltd. (“iNoize”), and due to our inability to raise funds, as well as iNoize’s inability to raise funding of its own, we wrote off our interest in the Shares (as defined below) during fiscal 2003.

Subsequently, by an Asset Purchase Agreement (the “Asset Purchase Agreement”), we sold to Mystic Development Corporation (“Mystic”) our 100% interest in 4,375,000 Class B voting common shares (the “Shares”) of iNoize.com Software Ltd. ("iNoize").  The 4,375,000 Shares represented a 46 2/3% minority interest in the outstanding shares of iNoize.  We also assigned to Mystic all of our interest in our wholly-owned subsidiary, Jackalope Audio, Inc., which owned the rights to the Jackalope website (www.jackalopeaudio.com).

As part of its acquisition of the Shares, Mystic assumed all of our obligations under the Technology License and Website Hosting and Management Agreement dated November 15, 2000 and amended June 30, 2001 (the “License Agreement”), whereby iNoize had granted to us a non-exclusive worldwide right to use its proprietary software technology (the "iNoize Technology") under the domain name, Jackalopeaudio.com ("Jackalope").  Pursuant to the terms of the License Agreement, iNoize was to provide all website hosting, technical and management services required to operate the website.  The License Agreement also permitted the sublicensing of the iNoize Technology to any third party.

Mystic assumed our obligation to pay royalties to iNoize of $0.02 Cdn. for each participating end-user, for the first 500,000 end users, and $0.05 Cdn. for each participating end-user thereafter.  The royalties were to commence on the date the Jackalope website had 250,000 users.

The iNoize Technology permitted peer-to-peer transmission of music files in digital format over the Internet by way of streaming audio without downloading capabilities.

Mystic also assumed our obligations under the Shareholders' Agreement dated September 28, 2000, with the shareholders of all of the issued and outstanding share capital of iNoize and iNoize (the "Shareholders' Agreement").  Pursuant to the terms of the Shareholders' Agreement, we had been granted a right of first refusal on any subsequent equity or debt financings of iNoize in excess of $20,000 Cdn.  We had also been granted pre-emptive rights on any transfers of shares of iNoize.

iNoize was an arm’s length private company incorporated under the laws of the Province of British Columbia.  Mystic is a private company incorporated under the laws of the State of Colorado.  Anton J. Drescher, our President, is the controlling shareholder, President and sole director of Mystic and accordingly, our disposition of the Shares was a non-arm’s length transaction.

At the shareholders meeting held on June 22nd, 2004, the shareholders approved a change of our primary business focus to other business opportunities, including the acquisition, exploration and development of natural resource properties.  Although we are actively seeking a resource property, no decision has been made to date.

Recent Events

We held our annual meeting of shareholders on July 17th, 20065, at our corporate office in Vancouver, British Columbia.  At the meeting the shareholders voted to:

•

elect Anton Drescher, Gerhard Drescher and Rowland Perkins to act as directors for the ensuing year.  Of the 513,026 votes cast at the meeting, 512,970 voted for the election of Anton Drescher and Gerhard Drescher and 513,026 shares voted for the election of Rowland Perkins;

•

reappoint Amisano Hanson, Chartered Accountants, as our auditors.  All of the votes cast at the meeting voted for the re-appointment of Amisano Hanson as auditors;

•

approve a private placement of up to 2,200,000 units in our capital stock, with each unit consisting of one common share and one share purchase warrant to purchase one additional common share, exercisable for a period of one year from the date of issuance of the units.  Of the 513,026 votes cast at the meeting, 456,140 voted for the proposed private placement;

•

approve the issuance of up to 1,155,625 common shares at a price of Cdn.$0.225 per share to settle outstanding debts totalling Cdn.$260,015.  Of the 513,026 votes cast at the meeting, 453,363 voted for the proposed shares for debt settlement;

•

approval of a subdivision of our shares by issuing an additional two common shares for each one common share issued and outstanding.  Of the 513,026 votes cast at the meeting, 511,839 voted for the share subdivision; and

•

approve the 2006 Stock Option Plan.  Of the 513,026 votes cast at the meeting, 399,428 voted for the 2006 Stock Option Plan.

The meeting was then adjourned to August 9th, 2006 in order to provide information to the shareholders regarding a proposal to continue our incorporation from Wyoming to British Columbia.

At the reconvened meeting held on August 9th, 2006 at our corporate offices, the shareholders approved the continuance of our incorporation into British Columbia and the adoption of new Articles.  All of the 861,632 votes cast at the reconvened meeting voted for the continuation into British Columbia,

Corporate Information

Our Board of Directors is as follows:

Anton J. Drescher

Gerhard Drescher

Rowland Perkins

Our officers are:

Anton J. Drescher

President and Chief Executive Officer

Donna Moroney

Corporate Secretary and Chief Financial Officer

Share Capital

Our authorized share capital consists of 100,000,000 common shares without par value.  As of August 28th, 2006, the total number of issued and outstanding common shares is 1,262,562 common shares.  During the six months ended July 31, 2006 and the six months ended July 341, 2005 we did not issue any shares.  There are no outstanding share purchase warrants or stock options.

Plan of Operation

Our plans over the next twelve months consist primarily of raising equity financing in order to seek the acquisition of a new business or asset.

We do not have sufficient working capital to meet our current cash requirements.  Management will be seeking to arrange additional equity financing in the upcoming months.  In the event that management is unable to raise sufficient funding, then our current cash requirements will be met by way of shareholder loans.  Any funds raised will be used to seek the acquisition of a new business or asset.  Upon acquiring a new business or asset, we will utilize any additional capital on development of such business or asset, and for general and administrative expenses.  The quantity of funds to be raised and the terms of any equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.  Specific plans will be devised once financing has been completed and management knows what funds will be available for these purposes.  There is no guarantee, however, that we will meet working capital requirements on a continued basis.

Summary of Quarterly Results

Description	Six months ended July 31 2006	Three Months ended Apr 30, 2006	Year ended Jan 31, 2006	Nine Months ended Oct 31 2005	Six months ended July 31 2005	Three Months ended Apr 30, 2005	Year ended Jan 31, 2005	Nine Months ended Oct 31 2004
Net Revenues	0	0	0	0	0	0	0	0
Income or loss before other items
Total	(60,821)	(17,110)	(79,507)	(51,060)	(33,954)	(18,278)	(61,474)	(43,764)
Net loss for period
Total	(60,821)	(17,110)	(79,507)	(51,060)	(33,954)	(18,278)	(61,474)	(43,764)
Per share	(0.00)	(0.01)	(0.07)	(0.00)	(0.00)	(0.01)	(0.05)	(0.02)

Liquidity and Capital Resources

We had cash of $742 as of July 31, 2006, compared to $383 at July 31, 2005, a nominal increase of $359.  We had a working capital deficiency of $264,833 as of July 31, 2006, compared to a working capital deficiency of $157,946 as of July 31, 2005.  We do not have sufficient funds on hand for our current operations.  We anticipate that we will operate at a loss for the foreseeable future.  Our management has continued to provide capital through equity financing.  We have no agreements for additional financing and we can provide no assurance that additional funding will be available to us on acceptable terms in order to enable us to complete any plan of operations.

Our capital requirements depend on numerous factors, including our ability to acquire a new business or asset, and the funding necessary to develop such business or asset to an extent that it generates revenues.

We estimate that we will require approximately $120,000 to fund our general and administrative expenses for the next twelve months.  We will also require additional funding in order to acquire a new business or asset.  The quantity of funds to be raised and the terms of any equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.

Results of Operations

We incurred a net loss of $60,821 for the six months ended July 31, 2006, compared to a loss of $33,954 for the six months ended July 31, 2005.  The increase in operating expenses incurred during the six months ended July 31, 2006 compared with the operating expenses incurred during the six months ended July 31, 2005 was primarily the result of interest and bank charges of $12,707 (2005 - $Nil), increased filing fees of $7,924 (2005 - $4,270), professional fees of $11,299 (2005 - $7,356) and transfer agent fees $3,932 (2005 - $1,530).  There were no other significant changes in other general and administrative expenses.  In view of our lack of operations, our administrative expenses are nominal as we continue to strive to maintain minimum expenditures.  Our expenses consist primarily of consulting fees, filing fees, professional fees, office and general, transfer agent fees, interest and bank charges and rent.  The professional and consulting fees relate to services required in order to maintain financial reporting and public filing requirements.

We do not anticipate receiving any revenues until such time as we are successful in acquiring a new business or asset and such business or asset is developed to the extent that revenues may be generated.  We are engaged in business for profit, but cannot predict future profitability.

We do not maintain our own staff.  A management company, Harbour Pacific Capital Corp., controlled by one of our directors, performs an administrative service on our behalf and bills us a fee for this service.  The management company provides full management services including bookkeeping services.

Transactions with Related Parties

During the six months ended July 31, 2006 and July 31, 2005, we entered into the following transactions with related parties:

(a)

Consulting fees were paid to a company controlled by a director and office of $13,231 (2005 - $12,263).

(b)

Professional fees of $1,600 (2005 - $1,400) were charged by a company controlled by an officer,

(c)

We imputed interest on advances from a director at a fair value of 10% per annum in the amount of $12,707 during six months ended July 31, 2006 (2005 - $Nil).

Changes in Accounting Policies

There were no changes to accounting policies during the year ended January 31, 2006.

Subsequent Events

At our annual meeting of shareholders held on July 17th, 2006 and reconvened to August 9th, 2006, the shareholders approved the continuation of our incorporation into British Columbia, which continuation was effected on August 21st, 2006.

As a result of the continuation of our incorporation into British Columbia and as we meet the criteria of a “foreign private issuer”, as defined under Rule 3b-4 of the Securities Exchange of 1934 (the “Exchange Act”), in lieu of filing as a domestic issuer under Section 13 or 15(d) the Exchange Act, we will now be filing as a foreign private issuer under Section 13 or 15(d) of the Exchange Act.